SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December, 2009	Commission File Number: 001-31316
THE BANK OF NOVA SCOTIA
(Name of registrant)
44 King Street West, 9th Floor, Scotia Plaza, Toronto, Ontario, M5H 1H1
416-866-4269
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA
Date: December 15, 2009	By:	/s/ Maria Theofilaktidis
		Name:	Maria Theofilaktidis
		Title:	Senior Vice-President and Chief Accountant

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2009 Annual Report